#AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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13013755

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SEC File Number
8-24220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/12 and ending 12/31/12

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Broker Dealer Financial Services Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
140 South 68th Street
(No. and Street)

West Des Moines	IA	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Michael Sherzan (515) 727-6700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

12 11 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, Michael Sherzan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Broker Dealer Financial Services Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

SUSAN M. MATTHEWS
Commission Number 722507
My Commission Expires
May 20, 2015

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Broker Dealer Financial Services Corp.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Broker Dealer Financial Services Corp., (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Broker Dealer Financial Services Corp. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 22, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 524,109
Receivable from broker/dealers	863,634
Securities owned, at fair value	401,998
Other assets	185,021
TOTAL ASSETS	$ 1,974,762

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 179,990
Commissions payable	924,486
Total Liabilities	$ 1,104,476
SHAREHOLDER'S EQUITY	
Common stock, $10 par value; authorized 30,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid in capital	576,449
Retained earnings	292,837
Total Shareholder's Equity	$ 870,286
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,974,762

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Broker Dealer Financial Services Corp. (the "Company"), a wholly-owned subsidiary of BDFSC Holdings Corp., was incorporated in the state of Iowa on September 13, 1979. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Customer List - The Company evaluates the carrying value of its customer list during the fourth quarter of each year and between annual evaluations, if events occur or circumstances change that would more likely than not reduce the fair value below its carry amount.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist solely of securities registered under the Investment Company Act of 1940.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company's net capital and required net capital were $615,629 and $73,632, respectively. The ratio of aggregate indebtedness to net capital was 179%.

NOTE 4 - COMMITMENTS

The Company has purchased customer lists from other broker/dealers. Under the terms of these purchase agreements the Company assumed office leases at other office locations which are on a month to month rental basis. Rent expense for these offices is included in occupancy on the statement of income.

One agreement requires payments until the total amount reaches $75,000. As of December 31, 2012, $36,440 has been paid under the terms of this agreement.

In October 2010, the Company acquired a customer list for $100,000, which required additional future payments based upon a formula of customer accounts retained by the Company on the first and second anniversary and based on the amount of revenue generated by the customer accounts acquired. The final payment was made in November 2012.

The Company has also entered into office space agreements with various banks with initial terms of one year, renewable on anniversary dates of the agreements.

Payments required by all of the aforementioned leases were assumed by BDFSC (Note 8).

NOTE 5 - OTHER COMMITMENTS

In August 1997, the Company was named as party to an agreement between its parent, BDFSC Holdings Corp. (BDFSC), and a former shareholder of BDFSC. The original term of the agreement was five years and is automatically renewed for one year periods unless terminated by either party as specified in the agreement. This agreement was renewed in September 2012. Under the terms of the agreement, restrictions have been placed upon the sale of intangible assets and certain future new business conducted by the Company. The former shareholder may also appoint a non-voting advisory member to the Company's board of directors. BDFSC has agreed to pay an annual endorsement fee of $2,000 per month in consideration for various services. This agreement will terminate in September 2017.

The Company has entered into a non-compete agreement with a former financial advisor that expires September 30, 2016. As long as the former financial advisor complies with the terms of the agreement, the Company will pay the former financial advisor a monthly, declining commission, starting at 50%, on revenue derived from accounts previously managed by the former financial advisor. The amount paid in regards to this agreement was $23,275 during the year ended December 31, 2012.

NOTE 6 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has established a special bank account for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

NOTE 7 - RETIREMENT PLAN

The Company has established a retirement plan under IRS Code Section 401(k). Substantially all employees are eligible to participate in and contribute to the plan. The Company may make matching contributions and additional discretionary contributions. The Company's contribution to the plan for the year ended December 31, 2012 is $54,175.

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC). The Company is also affiliated through common ownership with Investment Advisors Corp., a registered investment advisor, and Bankers Financial Services LLC. The Company is also affiliated with DNS Properties, LLC, through common ownership of certain shareholders, and the Company leases its office space from them.

The Company has entered into an agreement with BDFSC, whereby BDFSC will pay certain expenses on the Company's behalf. The Company paid BDFSC $33,200 for the first four months of 2012 then $45,000 for the remaining months of the year, on the first of each month as reimbursement for these expenses and for management services to be provided for that month. The Company may also pay additional management fees as billed by BDFSC. For the year ended December 31, 2012, the Company paid BDFSC $826,515. This total was allocated on the Statement of Income as follows:

Occupancy	$ 254,400
Communications	36,800
Office	47,600
Management fees	154,000
Other	333,715
	$ 826,515

NOTE 9 - INCOME TAXES

The Company and its parent corporation, BDFSC Holdings Corp. (BDFSC) have elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of BDFSC.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over the counter options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

The Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, therefore the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in October 2011, the Company amended a previous agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

In addition, the Company has also entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer or FCM to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a $25,000 deposit and a minimum equity of $500,000 in another firm account with the Clearing broker/dealer. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates this amended agreement without cause or under other circumstances in the first five years. Other items are included therein.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

Effective January 2011, the Company sponsors an employee stock ownership plan (ESOP) for ownership in its parent corporation, BDFSC Holdings Corp. (BDFSC), covering substantially all employees who have attained the age of 21 and completed at least one year of service. The ESOP owns approximately 10% of the outstanding stock of BDFSC. Contributions are at the Company's discretion, but will generally approximate the annual principal and interest due on the ESOP's note payable ($40,186 each year through December 31, 2030) and may not exceed the amount currently deductible for federal income tax purposes. Contributions vest 20% per year after two years of service. Employees are not permitted to make contributions to the ESOP. The current year contribution is included in the distributions to BDFSC.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN - *(Continued)*

Under terms of the ESOP agreement, shares of stock received as a distribution by terminated participants must be sold back to BDFSC. Additionally, participants receive a "put option" whereby they are given two option periods per year that will permit the participant to sell BDFSC's stock to BDFSC at the current fair market value.

NOTE 12 - OTHER

The Company paid $96,868 in an arbitration award that is included in "Other operating expenses" in the Statement of Income.